17008993

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDICORP CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez 786-999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, Suite 1800	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Capital Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY M BAYER
Notary Public - State of Florida
My Comm. Expires Aug 11, 2018
Commission # FF 113435

Signature

General Manager / FinOp
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

We have audited the accompanying statements of financial condition of Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended and the related notes to the financial statements. These financial statements are the responsibility of Credicorp Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As further discussed in Notes 1 and 4 to the financial statements, the Company is part of an affiliated group of companies and has extensive transactions with its Parent and affiliates. The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 68% and 71% of the Company's total revenues for the years ended December 31, 2016 and 2015, respectively. The Company could be negatively impacted if transactions with the affiliated company are discontinued. Management believes the Company will have similar transactions with its related parties on a going forward basis. Our opinion is not modified with respect to this matter.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audits of Credicorp Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Credicorp Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2016

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2016**	**2015**
Cash	$ 2,296,930	$ 2,627,075
Cash at clearing organization	146,958	123,195
Deposit with clearing organization	100,000	100,000
Furniture, equipment and leasehold improvements, net	13,429	8,867
Income tax receivable	-	149,588
Prepaid expenses	30,562	11,789
Accrued commission revenue	2,896	2,830
Other assets	133,280	53,950
TOTAL ASSETS	**$ 2,724,055**	**$ 3,077,294**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 21,838	$ 32,261
Accrued expenses	489,693	729,753
TOTAL LIABILITIES	511,531	762,014
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	712,524	815,280
TOTAL STOCKHOLDER'S EQUITY	2,212,524	2,315,280
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,724,055**	**$ 3,077,294**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2016	2015
REVENUES		
Commissions	$ 1,635,587	$ 1,403,944
Principal transactions	682,905	408,398
Chaperoning and non-chaperoning income	446,371	233,119
Interest income	13,185	59,585
Other income	326,043	328,977
TOTAL REVENUES	3,104,091	2,434,023
OPERATING EXPENSES		
Salaries and employee benefits	1,821,763	2,451,077
Clearing charges	421,016	347,166
Rent	125,166	127,535
Selling, general, and administrative	114,000	90,730
Communication expense	254,781	266,623
Professional service fees	251,154	158,564
Depreciation and amortization	6,459	4,579
Travel and entertainment	52,606	103,733
Interest	18,133	3,482
Insurance	11,004	12,417
Other operating expenses	121,966	146,186
TOTAL OPERATING EXPENSES	3,198,048	3,712,092
LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	(93,957)	(1,278,069)
INCOME TAX EXPENSE (BENEFIT)	8,799	(43,898)
NET LOSS	**$ (102,756)**	**$ (1,234,171)**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2015	$ 1,000	$ 1,499,000	$ 2,049,451	$ 3,549,451
Net loss	-	-	(1,234,171)	(1,234,171)
BALANCES, DECEMBER 31, 2015	1,000	1,499,000	815,280	2,315,280
Net loss	-	-	(102,756)	(102,756)
BALANCES, DECEMBER 31, 2016	**$ 1,000**	**$ 1,499,000**	**$ 712,524**	**$ 2,212,524**

The accompanying notes are an integral part of these financial statements.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (102,756)	$ (1,234,171)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on disposal of assets	-	1,203
Depreciation and amortization	6,459	4,579
Deferred tax asset	-	105,690
Deferred rent	83	4,464
(Increase) decrease in operating assets:		
Cash at clearing organization	(23,763)	9,096
Securities owned, at fair market value	-	423,500
Income tax receivable	149,588	170,435
Prepaid expenses	(18,773)	(6,742)
Accrued commission revenue	(66)	4,598
Other assets	(79,330)	(4,844)
Increase (decrease) in operating liabilities:		
Accounts payable	(10,423)	(169,288)
Accrued expenses	(240,143)	79,689
NET CASH USED IN OPERATING ACTIVITIES	(319,124)	(611,791)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	(11,021)	(3,241)
NET DECREASE IN CASH	(330,145)	(615,032)
CASH, BEGINNING OF YEAR	2,627,075	3,242,107
CASH, END OF YEAR	**$ 2,296,930**	**$ 2,627,075**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	**$ 18,133**	**$ 3,482**

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Capital Securities, Inc. (the "Company") a Florida corporation was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc. On October 28, 2013; Credicorp Securities, Inc. filed Articles of Amendment to change its name to Credicorp Capital Securities, Inc. The Company was a wholly-owned subsidiary of Credicorp Ltd. (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. On September 11, 2013, Credicorp Ltd. transferred 100% of the shares of Credicorp Capital Securities, Inc. to Credicorp Investments Ltd. On November 28, 2013, Credicorp Investments Ltd. changed its name to Credicorp Capital Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and of Securities Investor Protection Corporation ("SIPC"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, and United States of America government securities. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through Pershing LLC ("Pershing").

The Company has extensive transactions and relationships with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Substantially all of the Company's revenues, approximately 83% and 81% for the years ended December 31, 2016 and 2015, respectively, and a significant portion of its expenses are derived from transactions with related parties (see NOTE 3). Management believes the Company will have similar transactions with its related parties on a going forward basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Commissions, Chaperoning and Non-Chaperoning Income

Commissions, chaperoning and non-chaperoning income, and the related clearing expense are recorded on trade date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2016 and 2015, the cash at clearing organization of $146,958 and $123,195 respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expense, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and 2015, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, which is the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

New Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standard Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

Lease accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2016	2015
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 2,121,985	$ 1,735,058
Chaperoning and non-chaperoning income	446,371	233,119
Clearing charges expense	385,179	329,252
Rent expense	125,166	127,535
Selling, general, and administrative	114,000	90,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The Company subleases office space from an affiliated company, Banco de Credito del Peru Miami Agency ("BCP"), therefore the related expense is included in rent expense above (see NOTE 6). Additionally, the Company entered into an expense sharing agreement with BCP for services performed by BCP on behalf of the Company including Human Resources and Management Information Systems services. The expense sharing agreement increased from a flat fee of $9,000 to $10,000 in July 2016 and is recorded in the caption selling, general and administrative expense in accompanying statements of operations. The expense sharing agreement was renewed on October 1, 2016 for a one year period and is automatically renewed for successive one year periods.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

In December 2014, the Company entered into chaperoning agreements with its affiliates in Colombia, Peru and Chile. The affiliates are foreign broker dealers that are not registered in the United States with the SEC and FINRA. These agreements allow the affiliates to conduct equity and fixed income transactions with US institutional investors through the supervision of the Company. The Company must verify that the transactions are in accordance with the rules of the SEC and FINRA, and any other laws, rules or regulations to which the transactions may be subject to. For the years ended December 31, 2016 and 2015, chaperoning revenue was $126,643 and $162,884, respectively. For the years ended December 31, 2016 and 2015, the Company generated $319,728 and $70,235, respectively, from non-chaperoning transactions, whereas the affiliates had oral or in-person contact with a US institutional investor without the participation or physical presence of the Company.

4. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

The Company is dependent on the continued operations and continued success of an affiliated company, which represents approximately 68% and 71% of the Company's total revenues for the years ended December 31, 2016 and 2015, respectively.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2016	2015
Leasehold improvements	302,204	302,204
Furniture and office equipment	143,487	143,487
Computer equipment	54,824	52,383
Software	12,068	6,838
Artwork	4,672	4,672
	517,255	509,584
Less: accumulated depreciation and amortization	(503,826)	(500,717)
Furniture, equipment and leasehold improvements, net	**13,429**	**8,867**

For the years ended December 31, 2016 and 2015, depreciation and amortization expense amounted to $6,459 and $4,579, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. Rent payments under operating lease are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for all operating leases was $125,166 and $127,535 for the years ended December 31, 2016 and 2015, respectively, including taxes. The sublease agreement expires during December 2022. The aggregate minimum lease payments under all operating leases and subleases as of December 31, 2016 would be approximately as follows:

Year ending December 31,

2017	$ 122,702
2018	126,383
2019	130,174
2020	134,079
2021	138,102
Thereafter	142,245
	$ 793,685

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2016 and 2015 consists of the following:

	2016	2015
Current provision/(benefit):		
Federal	$ 8,799	$ (149,588)
State	-	-
	8,799	(149,588)
Deferred provision:		
Federal	-	90,242
State	-	15,448
	-	105,690
Income tax expense (benefit)	**$ 8,799**	**$ (43,898)**

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to loss before income tax expense (benefit) as a result of the following:

	2016	2015
Expected tax expense	$ (31,945)	$ (434,543)
State tax expense, net of Federal benefit	-	(46,057)
Permanent differences	801	3,158
Prior year differences	(3,333)	(26,736)
Change in valuation allowance	43,276	459,099
NOL carryback refund	-	1,181
	$ 8,799	**$ (43,898)**

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2016	2015
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 72,903	$ 74,812
Deferred rent	28,203	28,173
Net operating losses	388,089	356,114
AMT Credits	8,799	-
Other	4,381	-
	502,375	459,099
Valuation allowance	(502,375)	(459,099)
	$ -	**$ -**

7. INCOME TAXES (CONTINUED)

There was a valuation allowance of $502,375 and $459,099, recorded against the deferred tax asset as of December 31, 2016, and 2015, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has approximately $917,487 of Federal and $2,097,602 of State net operating loss carryforwards expiring in various amounts starting in 2035.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013.

For the years ended December 31, 2016 and 2015, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

8. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $10,613 and $9,819 for the years ended December 31, 2016 and 2015, respectively.

9. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016 and 2015, the Company had net capital of $2,035,253 and $2,091,086, which was $1,785,253 and $1,841,086, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 and 0.36 to 1 as of December 31, 2016 and 2015, respectively.

SUPPLEMENTAL SCHEDULE

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 2,212,524
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	13,429
Prepaid expenses	30,562
Other assets	133,280
	177,271
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,035,253
HAIRCUTS ON SECURITIES	-
NET CAPITAL	2,035,253
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $250,000, whichever is greater	250,000
EXCESS NET CAPITAL	**$ 1,785,253**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	511,531
TOTAL AGGREGATE INDEBTEDNESS	**$ 511,531**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.25 to 1**

See Report of Independent Registered Public Accounting Firm.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2016

NET CAPITAL PER COMPUTATION	$ 2,035,253
Adjustments	1
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	**$ 2,035,254**

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Credicorp Capital Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited, (the "Parent"))

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Credicorp Capital Securities, Inc. (a wholly-owned subsidiary of Credicorp Capital Limited) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Credicorp Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Credicorp Capital Securities, Inc. stated that Credicorp Capital Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2016 without exception. Credicorp Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Credicorp Capital Securities, Inc.'s (a wholly-owned subsidiary of Credicorp Capital Limited) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2017

CREDICORP CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CREDICORP CAPITAL LIMITED)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2016

Credicorp Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2016.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2016 to December 31, 2016 without exception.

Credicorp Capital Securities, Inc.

I, Maria Elena Perez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 27, 2017

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Capital Limited)

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

CREDICORP CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Capital Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015